As filed with the Securities and Exchange Commission on August 26, 2004

Registration No. 333-88376

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 2
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACXIOM CORPORATION
(Exact name of Registrant as Specified in Its Charter)

Delaware	71-0581897
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

P.O. Box 8180, 1 Information Way,
Little Rock, Arkansas   72203
(501) 342-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive
Offices)

Charles D. Morgan
Chairman of the Board and President
(Company Leader)
Acxiom Corporation
P. O. Box 8180, 1 Information Way
Little Rock, Arkansas 72203-8180
(501) 342-1000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Goodloe Partee
Kutak Rock LLP
425 West Capitol Avenue
Suite 1100
Little Rock, Arkansas 72201
(501) 975-3000

10-65970.1/1

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

This Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (No. 333-88376) shall hereafter become effective in accordance with the provisions of Section 8(c) of the Securities Act of 1933, as amended.

DEREGISTRATION OF SECURITIES

This Amendment No. 2 to the Registration Statement on Form S-3 (No. 333-88376), filed by Acxiom Corporation (the "Registrant") on May 15, 2002, as amended, is being filed to deregister unsold 3.75% Convertible Subordinated Notes due 2009 of the Registrant, referred to herein as the notes, and the shares of common stock issuable upon conversion of the notes by the Selling Shareholders. The registrant's obligation to keep the Registration Statement effective has expired. Therefore, this Amendment No. 2 to the Registration Statement is being filed to deregister, as of the effectiveness of this post-effective amendment, all of the notes and shares of common stock issuable upon conversion of the notes, the sale of which was registered under the Registration Statement, that were not sold under the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Acxiom certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Little Rock, State of Arkansas, on August 26, 2004.

ACXIOM CORPORATION

By: /s/ Catherine L. Hughes
Name: Catherine L. Hughes
Title: Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons in the capacities indicated, on May 15, 2002 (and, in the case of Mary L. Good, on August 23, 2004):

Signature	Title
/s/ William T. Dillard II* (William T. Dillard II)	Director
/s/ Harry C. Gambill* (Harry C. Gambill)	Director
/s/ Mary L. Good* (Mary L. Good)	Director
/s/ Ann Die Hasselmo* (Ann Die Hasselmo)	Director
/s/ William J. Henderson * (William J. Henderson)	Director
/s/ Rodger S. Kline (Rodger S. Kline)	Director and Company Operations Leader
/s/ Thomas F. (Mack) McLarty, III* (Thomas F. (Mack) McLarty, III)	Director
/s/ Charles D. Morgan* (Charles D. Morgan)	Chairman of the Board and Company Leader (principal executive officer)
/s/ Stephen M. Patterson* (Stephen M. Patterson)	Director
/s/ Jefferson D. Stalnaker (Jefferson D. Stalnaker)	Company Financial Operations Leader (principal financial and accounting officer)
/s/ James T. Womble* (James T. Womble)	Director

*By: /s/ Rodger S. Kline
(Rodger S. Kline, Attorney-in-Fact)